EXHIBIT 10.23


Text of Agreement dated as of August 14, 2001 between Michael S. Geltzeiler and The Reader's Digest Association, Inc.

7. We understand you are scheduled to receive a long-term incentive payment in the amount of $200,000, from your present employer in February of 2003. Within five business days after the settlement or final judgment referred to in paragraph 8, RDA will guarantee a payment in the gross amount of $75,000 and will grant you $125,000 in restricted shares (valued as of the date of that grant) which will vest 50% after two years from the grant date, and 50% after three years from the grant date. Details of this grant will be provided to you upon grant.

8. We understand you are scheduled to receive two change-in-control payments from your current employer, one in the amount of $217,000 payable in February 2002, and the other in the amount of $436,000 payable in December 2002. Should your current employer withhold these payments, RDA will select and retain legal representation to assist you in recouping the payments from your current employer described in paragraphs 7 and 8, but RDA shall not be required to spend more than $50,000 in legal fees and expenses to recoup these payments. If the legal fees exceed this amount, Reader's Digest will have the right to determine whether or not to continue to pursue the recoupment or settle. If unsuccessful in whole or part, Reader's Digest will pay you 50% of the uncollected amount (not to exceed $325,000), which amount shall be payable in cash. Should you receive $325,000 or more form your current employer, either by virtue of a settlement or upon a final judgment, RDA shall have no further obligation to you. If, in the process of seeking recoupment, you recoup the $200,000 long-term payment described in paragraph 7 as well as the full amount ($653,000) owed to you by your current employer set forth in this paragraph, no payments will be made by Reader's Digest as described in Section 7 above. To the extent that any recovery or settlement includes attorneys fees and expenses, you agree to pay over to RDA the full amount of any such attorneys fees and expenses.